UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

RES-CARE, INC.

(Name of Subject Company)

Res-Care, Inc.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502)394-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan K. MacDonald

Frost Brown Todd, LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

(502)589-5400

This statement is filed in connection with (check the appropriate box):

☐            The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐            The filing of a registration statement under the Securities Act of 1933.

☒          A tender offer.

☐            None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$340,732,402	$24,294.22

*                    Estimated for purposes of calculating the filing fee only.  Calculated by adding the product of (i) 25,715,653, which is the difference between 29,415,653, the number of shares of common stock, no par value (“Shares”), of Res-Care, Inc. (“ResCare” or, the “Company”) outstanding as of September 30, 2010, and 3,700,000, which is the number of Shares beneficially owned by Onex Corporation and its affiliates and (ii) $13.25, which is the per Share tender offer price.  The number of outstanding Shares was obtained by the Company.

**             The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .0000713.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,294.22

Form or Registration No.: Schedule TO

Filing Party: Onex Rescare Acquisition, LLC

Date Filed: October 7, 2010

This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3” or the “Transaction Statement”) is filed on behalf of ResCare, and relates to the cash tender offer by Onex Rescare Acquisition, LLC, a Delaware limited liability company (“Purchaser”) and an affiliate of Onex Corporation (“Onex,” and together with Purchaser and their affiliates, the “Purchaser Group”), disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, dated as of the date hereof (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of common stock, no par value of the Company (the “Shares”), not owned by the Purchaser Group, at a price of $13.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of the date hereof (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

The Company is filing a Schedule 14D-9 Solicitation/Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(9) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in response to the Schedule TO. A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(2), and a copy of the Offer to Purchase is attached as Exhibit (a)(1)(i) hereto. This Schedule 13E-3 also relates to the Agreement and Plan of Share Exchange (the “Share Exchange Agreement”), dated as of September 6, 2010, between Purchaser and the Company. The Share Exchange Agreement provides that, after the completion of the Offer, Purchaser will acquire each outstanding Share of the Company not already owned by the Purchaser Group through a statutory exchange pursuant to which each outstanding Share (other than Shares already owned by the Purchaser Group and Rollover Shares (as defined in the Offer to Purchase)) will be converted into the right to be paid $13.25 in cash (the “Share Exchange”). Following the Share Exchange, the Purchaser Group will own 100% of the equity of the Company. A copy of the Share Exchange Agreement is filed as Exhibit (d)(1) hereto.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated by reference herein.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)   Name and Address. The information set forth in “Solicitation/Recommendation Statement - Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.

(b)   Securities. The information set forth in “Solicitation/Recommendation Statement - Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.

(c)   Trading Market and Price. The information set forth in “Special Factors — Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee” and “The Offer —Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated by reference herein.

(d)   Dividends. The information set forth in “Special Factors — Summary of the Share Exchange Agreement and the Onex Guarantee” and “The Offer —Price Range of the Shares; Dividends,” of the Offer to Purchase is incorporated by reference herein.

(e)   Prior Public Offerings. None.

(f)    Prior Stock Purchases. None.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON(S)

(a) Name and Address. The information set forth in “Solicitation/Recommendation Statement - Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein. The subject company is the filing person. The address of the Company’s principal executive offices is 9901 Linn Station Road, Louisville, Kentucky 40223, and the telephone number of the Company’s principal executive offices is (502) 394-2100. The executive officers of the Company are Ralph G. Gronefeld, Jr. (CEO), David W. Miles (CFO), Patrick G. Kelley, Richard L. Tinsley and David S. Waskey. The directors of the Company are Mr. Gronefeld, James H. Bloem, Ronald G. Geary, David Braddock, Robert M. Le Blanc, Steven S. Reed, Olivia F. Kirtley, Robert E. Hallagan and William E. Brock. The business address and phone number of the directors and executive officers is the same as that of the Company noted above.

(b) Business and Background of Entities. None

(c) Business and Background of Natural Persons. The information set forth in “The Offer — Certain Information Concerning Purchaser” and Schedules A and B to the Offer to Purchase is incorporated by reference herein. Attached as Annex I is the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Company.

During the past five years, to the best of the Company’s knowledge, none of the persons listed on Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. To the best of the Company’s knowledge, each of the persons listed on Annex I is a citizen of the United States.

ITEM 4. TERMS OF THE TRANSACTION

(a) (1) Material Terms (Tender Offers). The information set forth in “Solicitation/Recommendation Statement - Additional Information” of the Schedule 14D-9 and in “Summary Term Sheet”; “Introduction”; “Special Factors”; “The Offer — Terms of the Offer”; “The Offer — Acceptance for Payment and Payment for Shares”; “The Offer — Procedures for Accepting the Offer and Tendering Shares”; “The Offer — Withdrawal Rights”; “The Offer — Certain United States Federal Income Tax Consequences”; “The Offer — Dividends and Distributions” and “The Offer — Conditions of the Offer” of the Offer to Purchase is incorporated by reference herein.

(a) (2) Material Terms (Mergers or Similar Transactions). The information set forth in “Introduction”; “Special Factors — Purposes and Reasons for the Offer”; “Solicitation/Recommendation Statement -  Identity and Background of Filing

Person”; “Solicitation/Recommendation Statement — Purposes of the Transaction and Plans or Proposals” and “Solicitation/Recommendation Statement — Additional Information” of the Schedule 14D-9 and in the “Summary Term Sheet”; “Introduction”; “Special Factors”; “The Offer — Certain United States Federal Income Tax Consequences”; “The Offer — Certain Information Concerning Target”; “The Offer — Dividends and Distributions”; “The Offer — Conditions of the Offer”, “The Offer - Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “The Offer — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference herein.

(b) Purchases.   The information set forth in “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements of the Schedule 14D-9 is incorporated by reference herein.

(c)  Different Terms. The information set forth in “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements of the Schedule 14D-9 and “Special Factors — Related Party Transactions” of the Offer to Purchase is incorporated by reference herein.

(d) Appraisal Rights. The information set forth in “Solicitation/Recommendation Statement — Additional Information” of the Schedule 14D-9 and “Special Factors — Appraisal Rights; Rule 13e-3” of the Offer to Purchase is incorporated by reference herein.

(e) Provisions for Unaffiliated Security Holders. The Company has made no arrangements in connection with the Offer to provide unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)   Transactions. The information set forth in “Solicitation/Recommendation Statement -  Identity and Background of Filing Person”; “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements” and “Solicitation/Recommendation Statement — The Solicitation or Recommendation” of the Schedule 14D-9 and in “Special Factors — Background”; “Special Factors — Effects of the Offer”; “Special Factors — Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee”; “Special Factors — Transactions and Arrangements Concerning the Shares”; and “Special Factors — Related Party Transactions” of the Offer to Purchase is incorporated by reference herein.

(b) - (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in “Introduction”; “Special Factors”; “Solicitation/Recommendation Statement -  Identity and Background of Filing Person”; “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements” and “Solicitation/Recommendation Statement — The Solicitation or Recommendation” of the Schedule 14D-9 and in “Special Factors— Background”; “Special Factors— Purpose of and Reasons for the Offer; Plans for Target After the Offer and the Share Exchange”; “Special Factors—  The Recommendation by the Special Committee”; “Special Factors— Transactions and Arrangements Concerning the Shares”; “Special Factors — Effects of the Offer”; “Special Factors — Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee”; and “Special Factors— Related Party Transactions” of the Offer to Purchase is incorporated by reference herein.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in “Introduction”; “Special Factors”; “Solicitation/Recommendation Statement -  Identity and Background of Filing Person”; “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements” and “Solicitation/Recommendation Statement — The Solicitation or Recommendation” of the Schedule 14D-9 and in “Special Factors— Background”; “Special Factors— Purpose of and Reasons for the Offer; Plans for Target After the Offer and the Share Exchange”; “Special Factors —  Effects of the Offer”; “Special Factors —  Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee”; “Special Factors—  The Recommendation by the Special Committee”; “Special Factors— Transactions and Arrangements Concerning the Shares”; and “Special Factors— Related Party Transactions” of the Offer to Purchase is incorporated by reference herein.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b), (c)(1)-(8) Use of Securities Acquired; Plans. The information set forth in “Introduction”; “Special Factors”; “Solicitation/Recommendation Statement -  Identity and Background of Filing Person”; “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements”; “Solicitation/Recommendation Statement — The

Solicitation or Recommendation” and “Solicitation/Recommendation Statement — Additional Information” of the Schedule 14D-9 and in “Special Factors — Background”; “Special Factors — Purpose and Reason for the Offer; Plans for Target after the Offer and Share Exchange”;“Special Factors — Transactions and Arrangements Concerning the Shares”; “Special Factors — Effects of the Offer”; “Special Factors —  Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee”; “Special Factors — Related Party Transactions”; “The Offer - Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “The Offer — Certain Legal Matters; Regulatory Approvals”  of the Offer to Purchase is incorporated by reference herein.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) - (c) Purposes, Alternatives, Reasons. The information set forth in “Introduction”; “Special Factors”; “Solicitation/Recommendation Statement -  Identity and Background of Filing Person”; “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements” and “Solicitation/Recommendation Statement — The Solicitation or Recommendation” of the Schedule 14D-9 and in “Summary Term Sheet”; “Introduction”; “Special Factors— Background”; “Special Factors— Purpose of and Reasons for the Offer; Plans for Target After the Offer and the Share Exchange”; “Special Factors—  The Recommendation by the Special Committee”; “Special Factors— Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange”; “Special Factors— Transactions and Arrangements Concerning the Shares”; and “Special Factors— Related Party Transactions” of the Offer to Purchase is incorporated by reference herein.

(d) Effects. The information set forth in “Introduction”; “Special Factors”; “Solicitation/Recommendation Statement -  Identity and Background of Filing Person”; “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements”; “Solicitation/Recommendation Statement — The Solicitation or Recommendation”;  “Solicitation/Recommendation Statement — Persons/Assets Retained, Employed, Compensated or Used”; “Solicitation/Recommendation Statement — Additional Information” of the Schedule 14D-9 and in “Summary Term Sheet”; “Introduction”; “Special Factors— Background”; “Special Factors— Purpose of and Reasons for the Offer; Plans for Target After the Offer and the Share Exchange”; “Special Factors— Effects of the Offer”; “Special Factors—  The Recommendation by the Special Committee”; “Special Factors— Transactions and Arrangements Concerning the Shares”; “Special Factors— Related Party Transactions”; “The Offer — Terms of the Offer”; “The Offer — Certain United States Federal Income Tax Consequences”; “The Offer - Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “The Offer — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated by reference herein.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)   Fairness. The information set forth in “Special Factors” and “Solicitation/Recommendation Statement — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(b)   Factors Considered in Determining Fairness. The information set forth in “Special Factors” and “Solicitation/Recommendation Statement — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(c)   Approval of Security Holders. The Offer is structured so that at least a majority of the aggregate number of outstanding Shares (calculated on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer) not beneficially owned by the Purchaser Group and its affiliates, and not including Rollover Shares, must tender their Shares before any Shares can be purchased in the Offer.

(d)   Unaffiliated Representative. The information set forth in “Special Factors” and “Solicitation/Recommendation Statement — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(e)   Approval of Directors. The information set forth in “Special Factors” and “Solicitation/Recommendation Statement — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(f)    Other Offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

(a)   Report, Opinion or Appraisal. The information set forth in “Special Factors”; “Solicitation/Recommendation Statement — The Solicitation or Recommendation” and “Solicitation/Recommendation Statement — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein.

(b)   Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Special Factors”; “Solicitation/Recommendation Statement — The Solicitation or Recommendation” and “Solicitation/Recommendation Statement — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein.

(c)   Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of the Company’s common stock or representative of the interested holder who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)   Source of Funds. The information set forth in “The Offer - Source and Amount of Funds” and “The Offer - Fees and Expenses” of the Offer to Purchase is incorporated by reference herein.

(b)   Conditions. Not applicable.

(c)   Expenses. The information set forth in “The Offer - Fees and Expenses” of the Offer to Purchase is incorporated by reference herein with respect to the estimated fees and expense borne by the Purchaser Group, and “Solicitation/Recommendation Statement — Person/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein with respect to the estimated fees and expenses borne by the Company.

(d)   Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)   Securities Ownership. The information set forth in “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements” and Annex I of the Schedule 14D-9 and “Special Factors - Transactions and Arrangements Concerning the Shares” and Schedule C of the Offer to Purchase is incorporated by reference herein.

(b)   Securities Transactions. The information set forth in “Solicitation/Recommendation Statement — Interests in Securities of the Subject Company” of the Schedule 14D-9 and in “Special Factors — Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated by reference herein.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) - (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in “Solicitation/Recommendation Statement — Past Contacts, Transactions, Negotiations and Agreements” and “Solicitation/Recommendation Statement — The Solicitation or Recommendation” of the Schedule 14D-9 and in “Special Factors— Related Party Transactions” and “The Offer — Certain Information Concerning Target” of the Offer to Purchase is incorporated by reference herein.

ITEM 13. FINANCIAL INFORMATION

(a)   Financial Statements. The information set forth in “The Offer — Certain Information Concerning Target” of the Offer to Purchase is incorporated by reference herein.

(b)   Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) - (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in “Solicitation/Recommendation Statement — Persons/Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein. The Company has not retained any other persons, including a proxy solicitor or information agent, in connection with the Offer and the transactions contemplated thereby. Reference is further made to the information set forth in the Offer to Purchase under “The Offer — Fees and Expenses” with respect to the persons employed or retained by the Purchaser Group.

ITEM 15. ADDITIONAL INFORMATION

(a)(5)  On September 22, 2010, a putative stockholder class action suit styled as Stanley Margolis v. Ralph Gronefeld, et al., Case No. 10-CI-6597, was filed in the Court of Jefferson County, Kentucky against Purchaser, ResCare and the members of the Company’s Board of Directors (the “Individual Defendants”).  The complaint generally alleges that the Individual Defendants breached their fiduciary duties in connection with the proposed Transaction. In that regard, the complaint includes, among other things, allegations that the consideration to be received by ResCare’s shareholders is unfair and inadequate; that the proposed transaction employs a process which is unfair and which has not been designed to maximize stockholder value; that the Share Exchange Agreement includes inappropriate deal protection devices such as “no shop,” matching rights, and termination fee provisions; that the Board may consider alternatives to the transaction but only under a limited set of circumstances, and that the combined effect of these provisions is to ensure that no competing offers will emerge for the Company.  The complaint also alleges that the Individual Directors aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief, including enjoining and rescinding the Transaction, unspecified damages, and payment of plaintiff’s attorney’s costs and fees.

(b)  Other Material Information. The information set forth in “Solicitation/Recommendation Statement — Additional Information to be Furnished” of the Schedule 14D-9 and in “The Offer — Certain Legal Matters; Regulatory Approvals”; “The Offer — Miscellaneous” and Schedules A and C of the Offer to Purchase is incorporated by reference herein.

Item 16. Exhibits.

(a)(1)(i)	Offer to Purchase, dated October 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO dated October 7, 2010 filed by Purchaser).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO, dated October 7, 2010 filed by Purchaser).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO, dated October 7, 2010 filed by Purchaser).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO, dated October 7, 2010 filed by Purchaser).

(a)(1)(v)

Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO, dated October 7, 2010 filed by Purchaser).

(a)(1)(vi)	Text of Press Release issued by ResCare on September 7, 2010 (incorporated by reference to the pre-commencement Schedule 14D-9 filed on September 8, 2010).

(a)(1)(vii)

Text of Press Release issued by ResCare on September 23, 2010 announcing expectation of the commencement of the Offer (incorporated by reference to the pre-commencement Schedule 14D-9 filed on September 23, 2010).

(a)(1)(viii)	Text of Press Release issued by ResCare on October 7, 2010 (incorporated by reference to Exhibit 99.1 to ResCare’s Form 8-K dated October 7, 2010).

(a)(2)	Recommendation Statement on Schedule 14D-9 of ResCare, dated October 7, 2010 (incorporated by reference to the Schedule 14D-9 filed October 7, 2010 by ResCare).

(a)(5)

Complaint filed in Jefferson Circuit Court of the Commonwealth of Kentucky, captioned Margolis v. Gronefeld, et al., Case No. 10CI06597 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO dated October 7, 2010 filed by Purchaser).

(b)	Not applicable.

(c)(1)	Fairness Opinion of Goldman Sachs & Co., dated September 6, 2010 (included as Annex II to the Schedule 14D-9).

(c)(2)	Presentation of Goldman Sachs & Co. to the Special Committee of the Board of Directors of ResCare, dated September 5, 2010.

(c)(3)	Presentation of Goldman Sachs & Co. to the Special Committee of the Board of Directors of ResCare, dated August 23, 2010.

(d)(1)	Agreement and Plan of Share Exchange, dated as of September 6, 2010, between Purchaser and the Company.

(incorporated by reference to Exhibit 2.1 to ResCare’s Current Report on Form 8-K, filed September 10, 2010).

(d)(2)

Voting Agreement, dated as of September 6, 2010, by and between certain of ResCare’s shareholders and ResCare (incorporated by reference to Exhibit 4.1 to ResCare’s Current Report on Form 8-K, filed September 10, 2010).

(d)(3)	Guarantee of Onex Partners III LP dated as of September 6, 2010 (incorporated by reference to Exhibit 10.1 to ResCare’s Current Report on Form 8-K, filed September 10, 2010).

(d)(4)

Form of Commitment Letter made by certain of Company management shareholders in favor of Onex Partners III LP (incorporated by reference to Exhibit 10.2 to ResCare’s Current Report on Form 8-K, filed September 10, 2010).

(e)	Not applicable.

(f)

Description of the rights of dissenting shareholders pursuant to subchapter 13 of the Kentucky Business Corporation Act (incorporated by reference to Item 8 of the Schedule 14D-9 filed October 7, 2010 by ResCare).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Res-Care, Inc.

By:	/s/ David W. Miles
David W. Miles
Executive Vice President &
Chief Financial Officer

Dated: October 7, 2010

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated October 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO dated October 7, 2010 filed by Purchaser).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO, dated October 7, 2010 filed by Purchaser).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO, dated October 7, 2010 filed by Purchaser).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO, dated October 7, 2010 filed by Purchaser).

(a)(1)(v)

Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO, dated October 7, 2010 filed by Purchaser).

(a)(1)(vi)	Text of Press Release issued by ResCare on September 7, 2010 (incorporated by reference to the pre-commencement Schedule 14D-9 filed on September 8, 2010).

(a)(1)(vii)

Text of Press Release issued by ResCare on September 23, 2010 announcing expectation of the commencement of the Offer (incorporated by reference to the pre-commencement Schedule 14D-9 filed on September 23, 2010).

(a)(1)(viii)	Text of Press Release issued by ResCare on October 7, 2010 (incorporated by reference to Exhibit 99.1 to ResCare’s Form 8-K dated October 7, 2010).

(a)(2)	Recommendation Statement on Schedule 14D-9 of ResCare, dated October 7, 2010 (incorporated by reference to the Schedule 14D-9 filed October 7, 2010 by ResCare).

(a)(5)

Complaint filed in Jefferson Circuit Court of the Commonwealth of Kentucky, captioned Margolis v. Gronefeld, et al., Case No. 10CI06597 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO dated October 7, 2010 filed by Purchaser).

(b)	Not applicable.

(c)(1)	Fairness Opinion of Goldman Sachs & Co., dated September 6, 2010 (included as Annex II to the Schedule 14D-9).

(c)(2)	Presentation of Goldman Sachs & Co. to the Special Committee of the Board of Directors of ResCare, dated September 5, 2010.

(c)(3)	Presentation of Goldman Sachs & Co. to the Special Committee of the Board of Directors of ResCare, dated August 23, 2010.

(d)(1)

Agreement and Plan of Share Exchange, dated as of September 6, 2010, between Purchaser and the Company (incorporated by reference to Exhibit 2.1 to ResCare’s Current Report on Form 8-K, filed September 10, 2010).

(d)(2)

Voting Agreement, dated as of September 6, 2010, by and between certain of ResCare’s shareholders and ResCare (incorporated by reference to Exhibit 4.1 to ResCare’s Current Report on Form 8-K, filed September 10, 2010).

(d)(3)	Guarantee of Onex Partners III LP dated as of September 6, 2010 (incorporated by reference to Exhibit 10.1 to ResCare’s Current Report on Form 8-K, filed September 10, 2010).

(d)(4)

Form of Commitment Letter made by certain of Company management shareholders in favor of Onex Partners III LP (incorporated by reference to Exhibit 10.2 to ResCare’s Current Report on Form 8-K, filed September 10, 2010).

(e)	Not applicable.

(f)	Description of the rights of dissenting shareholders pursuant to subchapter 13 of the

Kentucky Business Corporation Act (incorporated by reference to Item 8 of the Schedule 14D-9 filed October 7, 2010 by ResCare).

(g)	Not applicable.

Annex I

James H. Bloem was appointed to the board of directors of ResCare in October 2007.  Mr. Bloem has served as Senior Vice President and Chief Financial Officer and Treasurer of Humana Inc. since joining Humana in February 2001.  Before joining Humana, Mr. Bloem served as a senior executive with Perrigo Company, a manufacturer of over-the-counter pharmaceuticals, personal care and nutritional products, and with Herman Miller, Inc., a manufacturer of office furniture and furniture systems.  An attorney and certified public accountant, Mr. Bloem is a director of Rotech Healthcare, Inc., which provides home medical equipment and services, and Warner Chilcott, Plc., a specialty pharmaceutical company. Mr. Bloem served as a director of NeighborCare, Inc. from 2003 to 2005.

Dr. David Braddock has served as a director of ResCare since 2004. Since 2001 he has been the Associate Vice President of the University of Colorado (CU) System, Executive Director of the Coleman Institute, and holder of the Coleman-Turner Chair in Cognitive Disability in the Department of Psychiatry in the School of Medicine at the CU Health Sciences Center. Dr. Braddock was at the University of Illinois at Chicago (UIC) from 1979 to 2001 as Professor of Human Development and Public Health, as the founding head of the Department of Disability and Human Development and of its research institute, and as an associate dean. Prior to UIC, he held positions with the Council for Exceptional Children, the Secretary’s Committee on Mental Retardation in the U.S. Department of Health, Education and Welfare, and with state developmental disabilities agencies in Texas, Missouri and Illinois. He is a principal author of the bi-annual publication of the State of the States in Developmental Disabilities and is a director and executive committee member of the International Special Olympics.

William E. Brock has served as a director since 2006. He is chairman of The Brock Offices, a firm specializing in international trade, investment and human resources which he founded in 1988. From 1985 to 1987, Mr. Brock served as the U.S. Secretary of Labor, and from 1981 to 1985, as the U.S. Trade Representative. He served as Chairman of the Republican National Committee from 1977 to 1981 and previously as a Member of the U.S. House of Representatives from 1963 to 1971 and as U.S. Senator for the State of Tennessee from 1971 to 1977. Mr. Brock serves as a Counselor and Trustee of the Center for Strategic and International Studies, and as a director of On Assignment, Inc., Catalyst Rx, and Strayer Education, Inc.

Ronald G. Geary, an attorney and certified public accountant, has served as a director since 1990. Mr. Geary is President of Ellis Park Race Course, Inc., a thoroughbred racetrack in Henderson, Kentucky. He was President of ResCare from 1990 to 2006 and Chief Executive Officer from 1993 to 2006. He has served as Chairman of the Board since June 1998. Before he was named Chief Executive Officer, Mr. Geary was Chief Operating Officer of ResCare from 1990 to 1993. Mr. Geary retired as President and Chief Executive Officer of ResCare effective in June 2006. During Mr. Geary’s 16 years as chief executive office, he presided over ResCare’s period of greatest growth and directed the initiation of most of its current programs.  His inside knowledge of

ResCare’s programs and operations provides a unique perspective for addressing strategic initiatives for the Company. Mr. Geary is a director of Ventas, Inc., a real estate investment trust.

Ralph G. Gronefeld, Jr., a certified public accountant, has served as a director since November 2006 and as ResCare’s President and Chief Executive Officer, succeeding Ronald G. Geary, since June 2006. From 2002 through 2007, Mr. Gronefeld served as President of the Community Services Group after serving as Executive Vice President-Operations of that division from 2001 and as ResCare’s Chief Financial Officer from 1998 until 2001. He previously served as Executive Vice President of Operations for the Division for Youth Services and Vice President responsible for ResCare’s Alternative Youth Services and Youthtrack subsidiaries. Mr. Gronefeld joined ResCare in June 1995 as Director of Internal Audit. From July 1995 through March 1996, he served as interim senior administrator for ResCare’s west region in its Division for Persons with Disabilities. Mr. Gronefeld is a member of the United States Department of Labor Advisory Committee on Job Corps, a director and member of the Executive Committee of the Health Enterprises Network, and a member of the Bellarmine University Rubel School of Business Executive Advisory Board.

Robert E. Hallagan has served as a director of ResCare since 2004. Mr. Hallagan is vice chairman of board leadership services for Korn/Ferry International, a provider of executive human capital solutions, ranging from corporate governance and CEO recruitment to executive search, middle-management recruitment and Leadership Development Solutions (LDS).  From 1997 to 2007, he served as Vice Chairman of Heidrick & Struggles, an executive search firm with over 1,300 search professionals in 57 offices, since 1997. From 1991 to 1997 he served as the firm’s President and Chief Executive Officer. Mr. Hallagan is co-founder and Chairman of the Center For Board Leadership, a joint venture with the National Association of Corporate Directors, of which he is also Chairman.

Olivia F. Kirtley, a certified public accountant, has served as a director of ResCare since 1998. Ms Kirtley has served as a business consultant on strategic and corporate governance issues during the past five years. Ms. Kirtley brings extensive experience, expertise and insight to our Board in the areas of audit and corporate governance. In addition to her expertise in audit and tax issues developed in part as a senior manager at Ernst & Whinney (predecessor to Ernst & Young LLP), Ms. Kirtley also brings corporate management experience from her tenure at Vermont American Corporation, including the positions of Treasurer, Vice President and Chief Financial Officer at that company. She has served as Chair of the American Institute of Certified Public Accountants, Chair of the AICPA Board of Examiners, and as a current U.S. member of the Board of the International Federation of Accountants. Ms. Kirtley has served as a director of U.S. Bancorp since 2006 (including as the chair of its audit committee and a member of its governance and executive committees) and as a director of Papa Johns International, Inc., an international pizza company, since 2003 (including as a member of its compensation committee).  Ms. Kirtley also served as a director of Alderwoods Group, Inc. from 2002 until its merger with Service Corporation International in 2006, including chairman of its audit committee, and as a director of Lancer Corporation from 1999 until it was acquired by Hoshizaki Electric Co., Ltd. in 2006, including on its compensation committee and as chair of its audit committee.

Robert M. Le Blanc has served as a director of ResCare since 2004. He is a Managing Director of Onex Corporation. Before joining Onex in 1999, Mr. Le Blanc worked for Berkshire Hathaway for seven years and for five years prior to that he worked with GE Capital in a variety of positions including corporate finance and corporate strategy. Mr. Le Blanc is the Lead Director of Magellan Health Services, Inc., a provider of behavioral healthcare services, and a director of Emergency Medical Services, Inc., Center for Diagnostic Imaging, Inc., Skilled Healthcare Group, Inc., First Berkshire Hathaway Life, Cypress Insurance, Carestream Health, The Warranty Group, and Connecticut Children’s Medical Center.

Steven S. Reed has served as a director of ResCare since 2003. Mr. Reed practices law at Reed Wicker, LLC, Louisville, Kentucky, where he is Managing Member. Mr. Reed was United States Attorney for the Western District of Kentucky from 1999 to 2001 and an Assistant U.S. Attorney for the same district from 1993 to 1999. Mr. Reed is a past Chair of the Board of Trustees of the University of Kentucky, and served as a Trustee from 1994 to 2006.

Executive Officers of ResCare

The executive officers of ResCare are Ralph G. Gronefeld, Jr., whose experience is described above, Patrick G. Kelley, David W. Miles, Richard L. Tinsley and David S. Waskey.

Mr. Kelley was named Chief Operating Officer on June 26, 2009. He rejoined ResCare in January 2008 as President of the Community Services Group, which is ResCare’s largest operating group. He had served as President of a division of The Rawlings Company, an insurance claims recovery company since April 2006.  Mr. Kelley was employed by ResCare for more than 19 years, previously serving as Senior Vice President from 2003 to 2006, Vice President of Operations of ResCare’s Central Region from 1999 to 2003, and as regional vice president for 12 states.

Mr. Miles a certified public accountant, has served as Chief Financial Officer since 2005 and he served as Vice President, Controller from 2001 to 2006 with responsibility for overseeing all aspects of the accounting function including financial reporting and compliance with Sarbanes-Oxley regulations. He joined ResCare in March 1998 as Director of Financial Reporting. Prior to joining ResCare, Mr. Miles was with Ernst & Young LLP for ten years.

Mr. Tinsley was named Executive Vice President of ResCare Workforce Services on April 1, 2010.  An attorney and certified public accountant, Mr. Tinsley joined ResCare in 2007 as Chief Development Officer overseeing all of the company’s acquisition, growth and marketing efforts. Mr. Tinsley has experience in the home healthcare field as vice president of compliance and business development with Almost Family, Inc. and in U.S. and international planning and analysis as senior manager with Yum! Brands, Inc. Most recently he conducted his own consulting and legal practice serving as chief financial officer and legal counsel for a number of companies that were in transition and needed expert guidance.

Mr. Waskey has served as ResCare’s General Counsel since joining ResCare in May 1992. Mr. Waskey currently serves also as Chief Compliance Officer and Secretary. Before joining ResCare, he was a partner in the Louisville, Kentucky office of Alagia, Day, Trautwein & Smith. Before beginning the practice of law in 1984, Mr. Waskey was a certified public accountant in public practice.